UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cipher Mining Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

17253J106

(CUSIP Number)

Jonathan Gould

Strawinskylaan 3051

1077ZX Amsterdam, the Netherlands

+31 6 29 94 48 88

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Bitfury Holding B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.4%
14	Type of Reporting Person CO

1	Names of Reporting Persons Bitfury Top HoldCo B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 203,109,827
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203,109,827

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,109,827
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 82.14%
14	Type of Reporting Person CO

1	Names of Reporting Persons Bitfury Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 203,109,827
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203,109,827

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,109,827
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 82.14%
14	Type of Reporting Person CO

1	Names of Reporting Persons V3 Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 203,109,827
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203,109,827

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,109,827
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 82.14%
14	Type of Reporting Person CO

1	Names of Reporting Persons Valerijs Vavilovs
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 203,109,827
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203,109,827

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,109,827
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 82.14%
14	Type of Reporting Person IN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Cipher Mining Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on September 23, 2021 (the “Original Schedule 13D,” and as amended by Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Waiver of Certain Lock-Up Restrictions

On April 8, 2022, Bitfury Top HoldCo B.V., a company organized under the laws of the Netherlands (“Bitfury Top HoldCo”), entered into a Waiver Agreement (the “Waiver”) with the Issuer and, solely with respect to certain sections of the Waiver, Cipher Mining Technologies Inc. (“Cipher Mining”). Pursuant to the Waiver, the Issuer waived certain transfer restrictions under (a) that certain Lock-up Agreement, dated as of August 26, 2021, by and between Good Works Acquisition Corp. and Bitfury Top HoldCo and (b) certain other lock-up agreements between the Issuer and certain stockholders party thereto (the stockholders contemplated by clauses (a)-(b), the “Stockholders”) (collectively, the “Lock-up Agreements”). The waiver of such transfer restrictions in the Lock-up Agreements by the Issuer permits the Stockholders to, in accordance with the terms and subject to the conditions set forth in the Waiver, (i) pledge or otherwise hypothecate up to one hundred percent (100%) of the Lock-up Shares (as defined in the Lock-Up Agreements) held by such Stockholder as of the date of the Waiver (the shares that are actually pledged or otherwise hypothecated, the “Pledged Shares”) as collateral or security in connection with any loan meeting certain criteria set forth in the Waiver and (ii) transfer the Pledged Shares upon foreclosure by such pledgee in accordance with the terms of the applicable pledge or hypothecation; provided that the Waiver will only apply and be effective if the following conditions are satisfied or waived: (x) the pledgee executes a joinder to the applicable Lock-up Agreement pursuant to which it agrees to be bound by certain transfer restrictions in the applicable Lock-up Agreement or otherwise enters into an agreement to be bound by such transfer restrictions; (y) the pledgee must be in compliance with all “know your customer” or anti-money laundering laws and regulations in effect in the U.S. and be a nationally, internationally or regionally recognized bank or bona fide financial institution, private equity fund or other lender (provided that the pledgee cannot be a competitor of the Issuer); and (z) any loan pursuant to which the applicable Lock-up Shares are pledged or hypothecated must be a bona fide loan containing customary market terms and must have an initial twenty-five percent (25%) maximum loan-to-value ratio.

Effective as of the date of consummation of any pledge or hypothecation pursuant to the Waiver, the Issuer and Bitfury Top HoldCo agreed that, solely with respect to the Pledged Shares, the Lock-Up Period (as defined in the applicable Lock-Up Agreement) will mean the period beginning on the Closing Date (as defined in the applicable Lock-Up Agreement) and ending on November 26, 2023.

In connection with the Waiver, the Issuer and Bitfury Top HoldCo cancelled 2,890,173 shares (the “Cancelled Shares”) out of the Lock-up Shares held by Bitfury Top HoldCo in full satisfaction of certain of Bitfury Top HoldCo’s obligations to Cipher Mining. The Cancelled Shares were part of the tranche of Lock-Up Shares with a Lock-Up Period during the period beginning on the date that is eighteen months after the Closing Date and ending on the date that is two years after the Closing Date.

The foregoing description of the Waiver is qualified in its entirety by reference to the full text of the Waiver, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Observer Agreement

On April 8, 2022, Bitfury Holding B.V., a company organized under the laws of the Netherlands (“Bitfury Holding” and together with Bitfury Top HoldCo, “Bitfury”), and Bitfury Top HoldCo entered into an Observer Agreement with the Issuer (the “Observer Agreement”). Pursuant to the Observer Agreement, the Issuer granted Bitfury the right to designate a representative (the “Observer”) to attend meetings of the board of directors of the Issuer (the “Board”), and any committees thereof (subject to the exceptions specified therein), in a non-voting observer capacity, in accordance with the terms and subject to the conditions set forth in the Observer Agreement. Under the Observer Agreement, the Issuer will provide the Observer with (i) copies of all applicable information and materials delivered to the Board or the applicable committee at substantially the same time as delivered to the members of the Board or such committee, (ii) the right to participate in discussions of matters brought to the Board or any committee thereof and (iii) substantially the same expense reimbursement and indemnifications rights as the non-employee members of the Board. The Observer Agreement also provides Bitfury with customary information rights regarding the Issuer, pursuant to which Bitfury may, upon written request, require that the Issuer deliver certain information regarding the Issuer’s business and operations.

The foregoing description of the Observer Agreement is qualified in its entirety by reference to the full text of the Observer Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b)

The following sets forth, as of April 12, 2022, the aggregate number of shares of Common Stock of the Issuer and percentage of Common Stock of the Issuer beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock of the Issuer as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 247,284,080 shares of Common Stock outstanding as of April 8, 2022:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Bitfury Holding B.V.	6,000,000	2.4%	0	6,000,000	0	6,000,000
Bitfury Top HoldCo B.V.	203,109,827	82.14%	0	203,109,827	0	203,109,827
Bitfury Group Limited	203,109,827	82.14%	0	203,109,827	0	203,109,827
V3 Holding Limited	203,109,827	82.14%	0	203,109,827	0	203,109,827
Valerijs Vavilovs	203,109,827	82.14%	0	203,109,827	0	203,109,827

Bitfury Holding is the record holder of 6,000,000 shares of Common Stock. Bitfury Top HoldCo is the record holder of 197,109,827 shares of Common Stock and is the sole owner of Bitfury Holding. As a result, Bitfury Top HoldCo may be deemed to share beneficial ownership of the shares of Common Stock held by Bitfury Holding.

Valerijs Vavilovs is the sole owner of V3, which is the majority owner of BGL. BGL is the sole owner of Bitfury Top HoldCo. As a result of the foregoing relationships, each of Mr. Vavilovs, V3 and BGL may be deemed to share beneficial ownership of the Common Stock beneficially owned by Bitfury Top Holdco.

(c)	Pursuant to the Waiver, on April 8, 2022, the Issuer cancelled on its stock records 2,890,173 shares of Common Stock out of the Lock-up Shares held by Bitfury Top HoldCo in an amount equal to $3.46 per share of Common Stock in full satisfaction of certain obligations of Bitfury Top HoldCo to Cipher Mining in an amount equal to $10,000,000.

(d)	None.

(e)	Not applicable.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

5	The Waiver.

6	The Observer Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2022

BITFURY HOLDING B.V.

By:	/s/ Olegs Blinkovs
Name:	Olegs Blinkovs
Title:	Managing Director

BITFURY TOP HOLDCO B.V.

By:	/s/ Olegs Blinkovs
Name:	Olegs Blinkovs
Title:	Managing Director

BITFURY GROUP LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

V3 HOLDING LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

VALERIJS VAVILOVS

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs